Exhibit 2

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Financial Statements

March 31, 2005

(Unaudited)

(expressed in U.S. dollars)

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in U.S. dollars)

	March 31, 2005 (Unaudited) $	December 31, 2004 $
Assets

Current assets
Cash and cash equivalents	36,915,613	40,707,328
Restricted cash (note 4)	2,000,000	2,000,000
Prepaid expenses and advances	40,643	105,066

	38,956,256	42,812,394
Property, plant and equipment - net of depreciation of $33,965 (December 31, 2004 - $24,333)	210,429	161,334

Exploration properties (note 4)	15,961,944	12,756,598

	55,128,629	55,730,326

Liabilities

Current liabilities
Accounts payable and accrued liabilities	885,843	1,078,661
Due to related parties (note 5)	142,976	304,099

	1,028,819	1,382,760

Shareholders’ Equity

Share capital (note 6)
Authorized Unlimited with no par value

Issued and outstanding 94,027,320 (December 31, 2004 - 94,027,320) common shares	52,834,440	52,834,440

Contributed surplus	2,300,671	1,834,155

Deficit	(1,035,301)	(321,029)

	54,099,810	54,347,566

	55,128,629	55,730,326

Commitments (note 8)

Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Charles Preble	Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity

(expressed in U.S. dollars)

	Common stock shares	Warrants and agent options	Common stock amount $	Contributed surplus $	Deficit accumulated during the exploration stage $	Total equity $
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance - December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821

Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance - December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Stock-based compensation	—	—	—	466,516	—	466,516
Loss for the period	—	—	—	—	(714,272)	(714,272)

Balance - March 31, 2005 (Unaudited)	94,027,320	23,967,882	52,834,440	2,300,671	(1,035,301)	54,099,810

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in U.S. dollars)

	Three Months Ended March 31, 2005 (Unaudited) $	Three Months Ended March 31, 2004 (Unaudited) $
Interest income	245,373	—

Expenses
Stock-based compensation	358,158	—
U.S. registration	199,041	—
Accounting and legal	163,219	5,645
Management fees	129,638	—
Foreign exchange (gain) loss	40,859	854
Office	26,889	680
Canadian listing and filing fees	17,335	—
Travel	16,380	4,311
Shareholder information	7,343	—
Depreciation	450	—
Bank charges	333	266
Donations and scholarships	—	—
Exploration costs	—	—

	959,645	11,756

Loss for the period	(714,272)	(11,756)

Deficit - Beginning of period	(321,029)	(43,741)

Deficit - End of period	(1,035,301)	(55,497)

Loss per share - basic and diluted	(0.01)	(0.00)

Weighted average number of shares outstanding	94,027,320	52,999,999

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	Three Months Ended March 31, 2005 (Unaudited) $	Three Months Ended March 31, 2004 (Unaudited) $
Cash flows from (used in) operating activities
Loss for the period	(714,272)	(11,756)
Items not affecting cash
Depreciation	450	—
Stock-based compensation	358,158	—
Change in non-cash working capital items
Prepaid expenses and advances	64,423	17,471
Accounts payable and accrued liabilities	(192,818)	(78,180)

	(484,059)	(72,465)

Cash flows from (used in) financing activities
Cash call shareholder contribution	—	200,000
Due to Peru Copper Inc.	—	543,951
Due to related parties	(161,123)	59,766

	(161,123)	803,717

Cash flows used in investing activities
Purchase of property, plant and equipment	(58,727)	(49,550)
Exploration properties	(3,087,806)	(417,942)

	(3,146,533)	(467,492)

Increase (decrease) in cash and cash equivalents	(3,791,715)	263,760

Cash and cash equivalents - Beginning of period	40,707,328	216,082

Cash and cash equivalents - End of period	36,915,613	479,842

Non-cash investing and financing activities

Exploration properties - Stock-based compensation	108,358	—

Exploration properties – Depreciation	9,182	—

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper Syndicate S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru. The Company’s primary goal is to exercise the option and explore the Toromocho project.

As at March 31, 2005, the Company has no properties under development.

Reverse takeover accounting

On April 30, 2004, the Company acquired all of the issued and outstanding shares of Peru Copper Syndicate Ltd. (“PCS”) by issuing 46,999,999 common shares and 3,000,000 notes to the shareholders of PCS. In October 2004, each note was converted into 1.1 common shares of the Company.

Since the shareholders of PCS acquired in excess of 50% of the outstanding common shares of PCI, the acquisition has been accounted for as a reverse takeover with the shareholders of PCS being identified as the acquirer for accounting purposes. Accordingly:

•	The transaction shares were recorded at the fair value of the net assets of PCI, which has been determined to be the net book value of PCI.

•	The consolidated financial statements of the combined entity are issued under the name of the legal parent, being PCI, but are a continuation of the historical financial statements of the PCS.

•	PCS is deemed to be the acquirer for accounting purposes and, as such, its assets and liabilities will be included in the consolidated financial statements of the combined entity at their historical carrying values.

•	The accumulated deficit of PCI as at April 30, 2004 has been eliminated.

•	The capital structure of the Company is that of PCI, but the dollar amount of the issued share capital in the consolidated balance sheet immediately prior to the acquisition is that of PCS, plus the value of shares issued by PCI to acquire PCS, plus any share issued by the Company subsequent to the transaction.

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

2	Significant accounting policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, with the following exception:

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2004.

Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Peru Copper Syndicate Ltd. and Minera Peru Copper Syndicate S.A.

3	Financial instruments

The carrying values of cash and cash equivalents, prepaid expenses and advances, amounts due to related parties, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of the instruments.

4	Exploration properties – Toromocho Project

	March 31, 2005 $ (Unaudited)	December 31, 2004 $
Balance - Beginning of period	12,756,598	1,206,428

Costs for the period:
Drilling	1,282,703	5,201,890
Salaries and consulting	478,362	1,245,847
Supplies and general	445,629	1,468,659
Value added tax	343,656	1,160,117
Assay sampling and testing	294,882	722,996
Acquisition and lease	218,149	665,852
Stock-based compensation	108,358	—
Travel	24,425	63,467
Depreciation	9,182	21,342
Social fund contribution	—	1,000,000

Balance - End of period	15,961,944	12,756,598

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro.del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project.

This option has a duration of one year, with four renewable annual periods. On June 10, 2004, the option was renewed for an additional year, and can be renewed for three additional annual periods.

Under the terms of the contract, the Company was required to invest in the project not less than $1,000,000 (completed) in the first year. The commitments under the option agreement are as follows:

•	$2,000,000 in the second year (option renewed) and

•	$3,000,000 in each of the third, fourth and fifth year.

Through December 11, 2004 the Company completed $8.8 million of qualified expenditures under the option agreement, meeting its option expenditure obligations for the first three years of the option contract. As at March 31, 2005, the Company has completed an additional $2.3 million of qualified expenditures, which is subject to an audit by Centromin to confirm it qualifies under the terms of the option contract.

Each year during the option exercise period, the Company must provide a letter of credit to Centromin in an amount equal to the minimum required expenditures for the following year reduced by certain amounts previously paid. The Company has provided a letter of credit in the amount of $2,000,000 in favour of Centromin in connection with the extension of the term of the option exercise period for a second year from June 11, 2004 to June 10, 2005.

Restricted cash of $2,000,000 has been provided as security for the letter of credit.

Under an addendum to the Toromocho Option Agreement, the Company contributed $1,000,000 to a fund to improve the economic and social situation in the area influenced by the Toromocho Project. A second payment of $1,000,000 which is an advance against royalties, is payable on September 15, 2005 if the Company determines that it will extend the Option Agreement by one year in June 2005.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concession. The Company has had a challenge to four of these concessions. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and it will defend its position. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

5	Related party transactions

a)	One of the shareholders of the Company provided the collateral for the letter of credit issued to comply with the guarantee required under the option contract (note 4). As consideration for providing the collateral, the Company paid to the shareholder a fee of 12% per annum on the amount guaranteed. The guarantee by the shareholder was removed in October 2004. The total amount paid and accrued in the three months ended March 31, 2005 was Nil (March 31, 2004 - $60,000)

b)	During the three months ended March 31, 2005, the Company received consulting services from certain principal directors or companies controlled by a director in the amount of $47,079 (March 31, 2004 - $15,000). Of this amount $8,333 is included in due to related parties as at March 31, 2005.

c)	The amounts payable to related parties are due to directors of the Company and a company controlled by a director of the Company. The amounts are non-interest bearing, due on demand and unsecured.

6	Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at March 31, 2005, no preferred shares are issued and outstanding.

On April 30, 2004, the shareholders of PCS exchanged all of their common shares of PCS for 46,999,999 common shares and 3,000,000 notes of the Company. Upon completion of the share exchange, PCS became a wholly owned subsidiary of the Company. The notes were then sold by certain shareholders pursuant to a secondary common share offering of the Company. Each note was converted without payment of additional consideration into 1.1 common shares of the Company on October 6, 2004.

On March 18, 2004, the Company issued and sold an aggregate of 8,571,429 units in a private placement for proceeds of $12,000,000. Each unit consisted of one note and one-half of one special warrant. In October 2004, each note was converted, without payment of additional consideration, into 1.1 common shares of the Company and each whole special warrant was exercised, without payment of additional consideration, into 1.1 warrants of the Company. Each whole warrant will entitle the holder thereof to acquire one common share at $2.00 per share on or before March 18, 2006.

On October 6, 2004, the Company completed its Initial Public Offering (“IPO”) of 29,825,000 units at Canadian (“C”)$1.65 per unit for aggregate gross proceeds of C$49,211,250 ($39,013,202). Each unit consisted of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $2.00 per share on or before March 18, 2006. On October 20, 2004, the Company sold an additional 4,473,750 units at C$1.65 per unit for aggregate proceeds of C$7,381,687 ($5,873,830) to cover the underwriters’ over-allotment option.

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors.

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine when any options will be exercisable in accordance with the share purchase option plan.

Details of the plan are as follows:

	Number of options	Weighted average exercise price (in C$)	Expiry
Options outstanding at December 31, 2003	—	—	—
Year ended December 31, 2004
Granted	6,022,100	1.70	2009
Cancelled	(100,000)	1.65	2009

Options outstanding at December 31, 2004	5,922,100	1.70
Three months ended March 31, 2005
Granted	350,000	1.30	2010
Cancelled	(300,000)	1.71	2009

Options outstanding at March 31, 2005	5,972,100	1.70	2009

Exercisable at March 31, 2005	489,000	1.87	2009

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at March 31, 2005:

Expiry date	Exercise price $		Number outstanding	Number exercisable
February 24, 2009		1.40	1,020,000	408,000
June 29, 2009		1.40	405,000	81,000
October 6, 2009	C$	1.65	3,597,100	—
November 24, 2009	C$	1.56	600,000	—
February 8, 2010	C$	1.26	300,000	—
March 30, 2010	C$	1.55	50,000	—

			5,972,100	489,000

On February 24, 2004, the Company issued 1,020,000 share purchase options to directors and officers of the Company with an exercise price of $1.40 and expiring on February 24, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 24, 2004 and the last one on August 24, 2006. The Company estimated the fair value of these options to be $903,031.

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

On June 29, 2004, the Company issued 480,000 share purchase options to directors, officers and employees of the Company with an exercise price of $1.40 and expiring on June 29, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on December 29, 2004 and the last one on December 29, 2006. The Company estimated the fair value of these options to be $428,725. Of these options, 75,000 have been cancelled.

On June 29, 2004, the Company issued 3,822,100 share purchase options to directors, officers, employees and consultants of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $3,195,091. Of these options, 325,000 have been cancelled.

On September 20, 2004, the Company issued 100,000 share purchase options to a consultant of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $83,595.

On November 24, 2004, the Company issued 600,000 share purchase options to two directors of the Company with an exercise price of C$1.56. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on May 24, 2005. All of these options will expire on November 24, 2009. The Company estimated the fair value of these options to be $499,816.

On February 08, 2005, the Company issued 300,000 share purchase options to a director of the Company with an exercise price equal of C$1.26. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 8, 2005. All of these options will expire on February 8, 2010. The Company estimated the fair value of these options to be $190,615.

On March 30, 2005, the Company issued 50,000 share purchase options to an employee of the Company with an exercise price of C$1.55. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on September 30, 2005. All of these options will expire on March 30, 2010. The Company estimated the fair value of these options to be $40,598.

The fair values of the options granted during the three months ended March 31, 2005 were estimated using the Black-Scholes options pricing method with the following assumptions:

Risk-free interest rate	3.53% - 3.74%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	5

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

A stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the three months ended March 31, 2005, a compensation expense of $466,516 was recorded. Of this amount $358,158 was expensed in the period and $108,358 was capitalized to exploration properties.

As at March 31, 2005, the following share purchase warrants and agent options were outstanding:

	Number	Price per share $		Expiry date
Warrants	21,863,659		2.00	March 18, 2006
Agent options	389,286		1.40	March 18, 2007
Broker warrants	1,714,937	C$	1.65	October 6, 2005

	23,967,882

On March 18, 2004, the Company issued 389,286 share purchase warrants to the Company’s Agent on its unit private placement. On October 6, 2004 each warrant was automatically exercised, without payment of additional consideration, into 389,286 share purchase options upon completion of the IPO. Each option entitles the holder to acquire one common share of the Company at $1.40 on or before March 18, 2007. These share purchase options vested immediately upon completion of the IPO. The Company estimated the fair value of these options to be $228,532. In addition the Company issued 1,714,937 broker warrants to the Company’s underwriters on its IPO. Each warrant entitles the holder to acquire one common share of the Company at C$1.65 on or before October 6, 2005. The Company estimated the fair value of these warrants to be $689,037.

7	Income taxes

As of December 31, 2004, the Company has incurred non-capital losses for tax purposes of approximately $370,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	370,000

The potential future tax benefits of these losses amounting to approximately $133,200 have been reduced to nil by a valuation allowance.

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

Peru Copper Inc.

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

March 31, 2005 (Unaudited)

(expressed in U.S. dollars)

8	Commitments

The employment agreement for the Company’s CEO provides for a base salary of $144,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CEO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

The employment agreement for the Company’s CFO provides for a base salary of $141,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CFO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

Mineral property commitments as described in note 4.

9	Segmented information

The Company has one operating segment, which is mineral exploration. Assets by geographic segment are as follows:

	March 31, 2004 $	December 31, 2004 $
Canada	37,636,699	42,324,336
Peru	17,491,930	13,405,990

	55,128,629	55,730,326

All of the Company’s interest income and administrative expenses are incurred in Canada.